UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For month of June 2025

Commission File Number: 001-42290

HOMESTOLIFE LTD

(Registrant’s Name)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Company’s Certifying Accountant.

On June 4, 2025, the audit committee of the board of the directors of HomesToLife Ltd, a Cayman Islands company (the “Company”), approved the change of the Company’s independent registered public accounting firm from Audit Alliance LLP (“Audit Alliance”) to CLA Global TS Public Accounting Corporation (“CLA”). The engagement with Audit Alliance ended as of June 5, 2025, and the engagement of CLA became effective as of June 6, 2025. The change was approved by the Audit Committee of the Company’s board of directors. The Company’s decision of the change of the Company’s independent registered public accounting firm was not the result of any disagreement between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The principal accountant’s report of the Audit Alliance on the financial statements of the Company as of and for the fiscal years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Audit Alliance was engaged since May 5, 2024.

From May 5, 2024 through the date of change of the Company’s independent registered public accounting firm, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to Audit Alliance’s satisfaction, would have caused Audit Alliance to make reference to the subject matter of the disagreement(s) in connection with its report to the subject matter of the disagreement; and (ii) there were no “reportable events” of the type described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this report Audit Alliance and requested that Audit Alliance furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been furnished as an exhibit to this report as Exhibit 16.1.

During the two most recent fiscal years and the subsequent interim period through June 5, 2025, neither the Company nor anyone on its behalf consulted with CLA regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that CLA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and its related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Financial Statements and Exhibits

Exhibits.

Exhibits No.	Description
16.1	Letter of Audit Alliance LLP dated June 11, 2025, regarding change in independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife Ltd

Date: June 11, 2025	By:	/s/ Phua Mei Ming
	Name:	Phua Mei Ming
	Title:	Chief Executive Officer